FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For September, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: September 16, 2004                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Closing of Major Acquisition in the Princess and Bantry Areas of Alberta

Calgary, Alberta, September 16, 2004 - Gentry Resources Ltd. is pleased to announce that it has closed its previously announced transaction involving production and significant undeveloped lands in the Princess and Bantry areas of Southern Alberta. The total consideration paid was $16.25 million.

Gentry acquired approximately 275 boe/d of high quality production and reserves, which is all currently operated by Gentry, and 155 sections of contiguous undeveloped lands.  As a result of this transaction, Gentry will control 100% of its Nisku gas pool and all the surrounding Nisku mineral rights in the Princess area.  In addition, Gentry will control approximately 50% of its Tilley Pekisko oil pool and associated gas and 75% of its West Tide Lake Pekisko oil pool, as well as all of the surrounding Pekisko rights.  Total production being acquired is weighted approximately 35% to crude oil and natural gas liquids and 65% to natural gas.

Now that Gentry has significantly increased its working interest and land position in this core area, construction of a battery at the Tilley Pekisko field will commence in order to maximize the productivity of the pool. The Company has received all necessary approvals, both partner and landowner related, and expects an onstream date of December, 2004. In conjunction with the battery, Gentry plans to drill five development wells (net 2.5), which should result in a doubling of Gentry’s net oil production from the current 260 bbls/d level.

Gentry will also realize production gains in the West Tide Lake area, approximately 10 km southeast of Tilley.  With a 75% working interest and operatorship of this potential new Pekisko oil field, Gentry plans to drill up to three delineation wells offsetting a recently drilled Pekisko oil well.  Production from these wells is expected to commence before year-end.

Other production gains are expected once additional sour gas facilities are built in the Princess area and advanced discussions and facility planning are already underway. Gentry’s main sour gas production comes from its Nisku pool and production will increase once new sour capacity is constructed. In the short term, Gentry is making an effort to increase its sweet gas production from the area by diverting non-sour gas volumes away from the existing bottlenecks in the sour facilities.

The most significant component to this transaction is the acquisition of a major undeveloped land base, solidifying Gentry’s position as a key player in the Princess/Bantry area. The acreage being acquired in this transaction is “Grant Land” and as such has no expiration of the mineral rights for lands that are not on production.  These lands total 155 sections (99,200 acres) with an average working interest of 77% (120 net sections or 76,800 net acres) and are split between two land blocks. The larger of the two is at Bantry comprising 124 sections of land, of which the Company owns an average of 75% or 93 net sections (59,520 net acres).  The mineral interests held on these lands include rights below the basal Mannville, or more specifically, all Paleozoic rights.

The Bantry lands are a new exploration area, where Gentry intends to pursue several identified leads.  The Company has already enjoyed considerable success exploring for reserves trapped in these formations in adjoining lands. These lands are encumbered by a GORR interest in favor of a royalty trust. The second land block is at Princess (just north of Bantry) where Gentry has acquired 31 sections of land, of which the Company controls an average of 86% or 27 net sections (17,280 net acres).  Similar to Bantry, the mineral rights included in the Princess area are rights below the base Mannville and are also encumbered by a GORR in favor of a royalty trust.

These lands, in Gentry’s opinion, have been vastly under-explored with limited capital employed over the last few decades.  They will provide significant opportunities for Gentry to replicate its successes by employing exploration techniques developed by the Company in this core area.

The $16.25 million cost of this transaction was financed by part of the $12.5 million financing completed in the second quarter as well as through existing bank credit facilities.  The Company has recently changed its lender to the National Bank of Canada and concurrently increased its credit facility to $25 million.

Gentry has approximately 33,949,794 common shares issued and outstanding.  The shares trade on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:      Hugh Ross, President & Chief Executive Officer     (403) 264-6161

Ketan Panchmatia, Chief Financial Officer              (403) 264-6161

R. Gordon McKay, Chief Operating Officer           (403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com                                                                    TSX Symbol:  GNY